BB 3/20 *

06-12



13014293

SEC Mail Processing Section

MAR 15 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67121

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raine Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, 39th Floor
(No. and street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon W. Gardner **(212) 603-5522**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Joseph Ravitch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Raine Securities LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Ravitch
Co-Chief Executive Officer

State of New York County of New York : ss

Subscribed and sworn to before me
this 14 day of March 2013:

Paula E McGregor
Notary public

PAULA E. McGREGOR
Notary Public, State of New York
No. 43-2621045
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires July 31, 19 2013

Deloitte

RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012,
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012,
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Raine Securities LLC
Index
December 31, 2012

Page(s)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Raine Securities LLC:

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Raine Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 14, 2013

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	3,802,150
Accounts receivable, net		539,029
Receivable from affiliate		35,335
Prepaid expenses		17,478
Deposit with clearing firm		50,040
Total assets	$	4,444,032
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	183,305
Due to affiliate		229,783
Total liabilities		413,088
Member's equity		4,030,944
Total Liabilities and Member's Equity	$	4,444,032

1. Organization

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash and highly liquid investments readily convertible to known amounts of cash. Cash equivalents represent Level 1 investments per the fair value hierarchy established framework.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

The Company's engagement letter agreements and other documents and arrangements with its clients allow for certain qualified expenses incurred by the Company to be reimbursed by its clients in connection with services provided. Reimbursable expenses consist primarily of out of pocket expenditures for travel, lodging and related costs. The Company recognizes reimbursable expenses as a component of Accounts receivable at the time of incurrence and typically bills such expenses when the services related to the underlying transactions are completed under the terms of the assignment. At December 31, 2012, reimbursable expenses of $466,000 were included in Accounts receivable, net on the accompanying statement of financial condition. At December 31, 2012, the Company established an allowance of $292,288 for reimbursable expenses based on its past collection history.

The Company reviews client receivables regularly to specifically identify amounts to directly write-off based on age, activity levels and balances. In cases in which management determines that collection will not occur, either a direct write-off is recorded or the allowance previously established is relieved.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. As such, the Company recognizes the current and deferred tax consequences attributable to the company's stand-alone operations as though the company filed separate income tax returns.

As of December 31, 2012, the Company has a liability of $229,783 related to estimated New York City Unincorporated Business Tax ("NYC UBT") included in Due to affiliate.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2012. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2009.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Concentration of Credit Risk

The Company maintains cash and cash equivalents with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limit of $250,000. At December 31, 2012, the Company had $3,802,150 in cash and cash equivalents held at First Republic Bank. However, the Company believes that the firm is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivables. The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its accounts receivable is limited. There is no collateral held for the receivables as of December 31, 2012. Six clients accounted individually for 5% or more of net receivables as of December 31, 2012. These clients represented 64.2% of net receivables at December 31, 2012.

4. Receivable from Affiliate

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). As of December 31, 2012, the Company had a prepayment of $35,335 included in Receivable from affiliate in accordance with such Expense Sharing Agreement.

5. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,040 with its clearing broker. For the year ended December 31, 2012, the Company did not conduct any customer securities transactions.

6. Member's Equity

For the year ended December 31, 2012, the Company received $500,000 in capital contributions from Raine Advisors. In addition, Raine Advisors made capital withdrawals of $14,600,000 from the Company.

7. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2013 through March 14, 2013, the date this financial statement was issued. Subsequent to December 31, 2012, Raine Advisors made a capital withdrawal of profits from the Company in the amount of $5,000,000.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

March 14, 2013

To the Member of Raine Securities LLC:

In planning and performing our audit of the financial statements of Raine Securities LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated March 14, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu